Exhibit 99.4

kpmg LLP

Vaughan Metropolitan Centre

100 New Park Place, Suite 1400

Vaughan ON L4K 0J3

Canada

Tel 905-265-5900

Fax 905-265-6390

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sangoma Technologies Corporation

We consent to the use of:

•	our report dated September 27, 2023 on the consolidated financial statements of Sangoma Technologies Corporation (the "Entity") which comprise the consolidated statement of financial position at June 30, 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended June 30, 2023, and the related notes (collectively, the "consolidated financial statements").

each of which is included in the Annual Report on Form 40-F/A of the Entity for the fiscal year ended June 30, 2023.

We also consent to the incorporation by reference of such report in the registration statements (No. 333-270918) on Form F-3 and (No. 333-261071) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada

September 28, 2023